SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

22nd November 2007

FINANCIAL YEAR 2007-08

EXCELLENT SECOND QUARTER

➢	Operating income up 27.6% to 725 million euros

➢	Adjusted[1] operating margin of 12%, up 2 points

➢	Net income up 97% to 736 million euros

STRONG FIRST HALF

➢	Revenues up 4.2% to 12.43 billion euros

➢	Operating income up 16.4% to 1.14 billion euros

➢	Adjusted[1] operating margin of 10%, up almost 1 point

OBJECTIVE MAINTAINED FOR THE FULL YEAR

The board of directors of Air France-KLM met on 21st November 2007 under the chairmanship of Jean-Cyril Spinetta to approve the accounts for the First Half of financial year 2007-08.

Jean-Cyril Spinetta made the following comment on the results: “Robust global growth continues to underpin demand, especially on long-haul where our strong network remains a major advantage. A feature of our trading environment in the past six months has been the rise in oil prices to record levels. These excellent first half results therefore also reflect ongoing group-wide efforts to contain costs. This ability to control costs remains a key factor as we pursue our global development while respecting our environmental commitments.” The chairman added: “Taking account of dynamic market conditions we confirm our objectives of a further rise in operating income and a return on capital employed of 7% after tax for the full year, up from 6.5% last year. “

Consolidated figures

Financial year 2007-08	Second Quarter to 30th September			First Half to 30th September
In € millions (except for per share data in €)	2007	2006	Change	2007	2006	Change
Revenues	6,489	6,131	+5.8%	12,434	11,933	+4.2%
Operating income	725	568	+27.6%	1,140	979	+16.4%
Pre-tax income of fully integrated companies	919	520	+76.7%	1,522	830	+83.4%
Net income, group share	736	374	+96.8%	1,151	618	+86.2%
Net earnings per share	2.64	1.41	+87.2%	4.13	2.33	+77.3%
Net diluted earnings per share	2.31	1.30	+77.7%	3.73	2.16	+72.7%

[1]	Operating income adjusted by the portion of financial costs of operating leases (34%)

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

1/11

Excellent Second Quarter: 725 million euros in operating income (+27.6%) and an adjusted1 operating margin of 12%

The passenger activity was dynamic during the second quarter, still driven by long-haul. In cargo, the recovery in traffic levels of the end of the first quarter was confirmed, but unit revenues remain under pressure.

Total revenues rose 5.8% to 6.49 billion euros after a negative currency effect of 2.1% for production measured in EASK (equivalent available seat kilometers) up 5.9%. Unit revenue per EASK was virtually stable (+0.2%) but rose 2.3% excluding the currency impact. Operating costs rose 3.6% to 5.77 billion euros. The efficiency of our hedging measures and the decline in the dollar enabled us to contain the rise in our fuel bill to just 1.8% during the quarter. Unit cost per EASK was down 2.1% and by 0.9% on a constant currency and fuel price basis.

Operating income rose 27.6% to 725 million euros (568 million euros at 30th September 2006). The adjusted1 operating margin therefore stood at 12%, up 2 points year-on-year.

After an additional gain of 202 million euros on WAM (Amadeus) and a significant reduction in net interest charges

(-59.0%), the pre-tax income of fully integrated companies was up by 76.7% to 919 million euros.

Income tax amounted to 172 million euros (151 million euros at 30th September 2006). The contribution from associates was -2 million euros against a positive contribution of 15 million euros a year earlier. Net income, group share amounted to 736 million euros (374 million euros at 30th September 2006), up 96.8%. Net diluted earnings per share was 2.31 euros versus 1.30 euros at 30th September 2006.

Information by activity

Passenger activity: 28.3% rise in operating income

During the second quarter to 30th September 2007, traffic and capacity rose 6.4% and 5.7% respectively, leading to a slight increase in load factor to the high level of 84.6%. The group carried 20.5 million passengers (+4.4%).

Total passenger revenues rose 6.1% to 5.17 billion euros. Operating income rose significantly from 505 million euros at 30th September 2006 to 648 million euros, a rise of 28.3%. The passenger activity generated an adjusted1 operating margin of 13.4% during the quarter.

	Second Quarter to 30th September
	2007	2006	Change
Total passenger revenues (€ m)	5,171	4,873	+6.1%
Revenues from scheduled passenger business (€m)	4,929	4,625	+ 6.6%
Unit revenue per RPK(€ cts)	8.65	8.63	+0.2%
Unit revenue per ASK (€ cts)	7.32	7.26	+0.8%
Unit cost per ASK (€ cts)	6.29	6.40	-1.7%
Operating income (€m)	648	505	+28.3%

On a constant currency basis, unit revenue per RPK and unit revenue per ASK rose by 2.3% and 2.9% respectively. Unit cost per available seat kilometer declined slightly, by 0.3% on a constant currency and fuel price basis.

[1]	Operating income adjusted by the portion of financial costs of operating leases (34%)

2/11

Cargo activity: environment remains difficult

Despite an upturn in traffic during the second quarter, the cargo activity continued to encounter a difficult operating environment. Traffic rose by 6.1% with capacity up by 2.9%, leading to a 2 point improvement in load factor to 65.5%. However, total cargo revenues declined slightly, by 0.3% to 722 million euros, reflecting ongoing pressure on unit revenues. Nevertheless, relative to the first quarter, the decline in unit revenues was more limited.

	Second Quarter to 30th September
	2007	2006	Change
Total cargo business revenues (€m)	722	724	-0.3%
Revenues from the transportation of cargo (€m)	672	669	+0.5%
Unit revenue per RTK (€ cts)	23.48	24.79	-5.3%
Unit revenue per ATK (€ cts)	15.37	15.75	-2.4%
Unit cost per ATK (€ cts)	15.49	15.65	-1.0%
Operating income (€m)	(12)	(6)	nm

On a constant currency basis, unit revenue per tonne kilometer (RRTK) declined by 3.0% while unit revenue per available tonne kilometer (RATK) was stable. Unit cost per ATK rose by 0.5% on a constant currency and fuel price basis.

Maintenance activity: strong improvement in results

Third party maintenance revenues amounted to 233 million euros, against 249 million euros at 30th September 2006, a decline of 6.4%, mainly attributable to the dollar impact. Operating income, however, tripled to 35 million euros, against 11 million euros in the previous year.

Other activities: successful launch of transavia.com France

Revenues from other activities amounted to 363 million euros, up 27.4%, on the back of the full consolidation of a company previously accounted under the equity method into Servair and the successful launch of transavia.com France. The catering activity generated revenues of 107 million euros, of which 22 million euros from the new associate, while the leisure activity saw revenues of 256 million euros of which 24 million euros from transavia.com France. Operating income from other activities amounted to 54 million euros against 58 million euros at 30th September 2006.

First Half to 30th September 2007: 1.14 billion euros in operating income (+16.4%) and an adjusted operating margin of 10% (+0.9 points)

During the first half, revenues rose by 4.2%, after a negative currency impact of 2.3%, to 12.43 billion euros for production measured in EASK (equivalent available seat kilometers) up 4.8%. Unit revenue per EASK declined slightly

(-0.3%) but rose by 2.0% excluding the currency impact. Operating charges rose 3.1% to 11.29 billion euros. The increase was limited to 2.7% excluding fuel costs. Unit cost per EASK was down by 1.4% and by 1.0% on a constant currency and jet fuel price basis, in line with the objective set out in “Challenge 10”.

The main operating charges evolved in line with levels of activity, including the fuel charge which rose just 4.8% thanks to efficient hedging and the weakness of the dollar.

Operating income stood at 1.14 billion euros, a rise of 16.4% (979 million euros at 30th September 2007). The adjusted1 operating margin showed a further strong improvement, rising from 9.1% at 30th September 2006 to 10.0% at 30 September 2007.

After additional gains in respect of WAM (Amadeus) totalling 284 million euros, income from operating activities amounted to 1.48 billion euros versus 954 million euros a year earlier. Pre-tax income of fully integrated companies stood at 1.52 billion euros (830 million euros at 30th September 2006). Net income, group share, was 1.15 billion euros against 618 million euros a year earlier, up 86.2%.

3/11

Net earnings per share stood at 4.13 euros against 2.33 euros at 30th September 2006. Net diluted earnings per share was 3.73 euros against 2.16 euros.

Information by activity

Passenger activity

Passenger activity rose by 5.2% during the first half, with a 5.0% increase in capacity, leading to a 0.2 point improvement in the load factor to the record level of 83.0%. The group carried 39.8 million passengers, up 3.0%.

The profitability of Air France-KLM’s core business improved again during the first half. Total passenger activity revenues rose by 4.7% after a negative currency effect of 2.3% to 9.93 billion euros (9.49 billion euros at 30th September 2006). Operating income rose by 20.3% to reach 1.04 billion euros for the first time (868 million euros at 30th September 2006). The adjusted1 operating margin amounted to 11.4% versus 10.1% at 30th September 2006.

	First Half to 30th September
	2007	2006	Change
Total passenger revenues (€ m)	9,933	9,486	+4.7%
Revenues from scheduled passenger business (€m)	9,449	8,970	+5.3%
Unit revenue per RPK(€ cts)	8.70	8.69	+0.1%
Unit revenue per ASK (€ cts)	7.23	7.20	+0.4%
Unit cost per ASK (€ cts)	6.36	6.43	-1.1%
Operating income (€m)	1,044	868	+20.3%

On a constant currency basis, unit revenue per RPK and unit revenue per ASK rose by 2.4% and 2.6% respectively. Unit cost per available seat kilometer declined by 0.5% on a constant currency and fuel price basis.

Cargo activity

During the first half to 30th September 2007, cargo traffic progressed by 3.8% with capacity up by 1.5%, leading to a 1.4 point improvement in the load factor to 66.3%. Tonnes transported increased by 4.4% to 751,000 tonnes.

This recovery in traffic, however, was not accompanied by an improvement in unit revenues. Total cargo activity revenues amounted to 1.41 billion euros against 1.45 billion euros at 30th September 2006 (-2.9% after a negative currency effect of 3.0%). Operating income was -29 million euros versus a profit of 22 million euros at 30th September 2006.

	First Half to 30th September
	2007	2006	Change
Total cargo business revenues (€m)	1,411	1,453	-2.9%
Revenues from the transportation of cargo (€m)	1,314	1,343	-2.1%
Unit revenue per RTK (€ cts)	23.32	24.74	-5.7%
Unit revenue per ATK (€ cts)	15.46	16.04	-3.6%
Unit cost per ATK (€ cts)	15.65	15.61	+0.3%
Operating income (€m)	(29)	22	ns

On a constant currency basis, unit revenue per tonne kilometer (RRTK) declined by 2.9% and unit revenue per available tonne kilometer (RATK) by 0.7%. Unit cost per ATK rose by 0.8% on a constant currency and fuel price basis.

[1]	Operating income adjusted by the portion of financial costs of operating leases (34%)

4/11

Maintenance activity

The first half was a good one for the maintenance activity. Although third party revenues of 476 million euros were down 0.8% year-on-year, mainly on the back of the weaker dollar, operating income was sharply ahead, rising from 14 million euros at 30th September 2006 to 48 million euros at 30th September 2007.

Other activities

The main businesses in this segment the catering activity and the leisure activity of transavia.com and third party catering activities. Revenues from these businesses amounted to 614 million euros against 514 million euros a year earlier, reflecting good levels of activity as well as changes in the consolidation scope. Operating income stood at 77 million euros against 75 million euros a year earlier.

Financial position: Free cash flow of almost 500 million euros

Tangible and intangible investments by the Air France-KLM group amounted to 1.28 billion euros, compared with 1.11 billion euros at 30th September 2006. They were financed by operating cash flow of 1.35 billion euros after the payment of a sum of 110 million euros to the State in respect of the shares-for-salary scheme of 2003 and a voluntary payment of 198 million euros to reduce the group’s pension commitments. The proceeds from various financial operations, notably WAM (Amadeus) amounted to 401 million euros. The group’s cash position stood at 4.5 billion euros at 30th September 2007. The group still has 1.7 billion euros in available credit facilities.

The balance sheet was further reinforced during the year with a 480 million euro reduction in net debt since 31st March 2007 to 3.11 billion euros. Shareholders’ funds amounted to 9.60 billion euros (8.41 billion euros at 31st March 2007), of which the value of derivative instruments represented 668 million euros.

The gearing ratio therefore stood at 0.32 at 30th September 2007 against 0.43 at 31st March 2007.

ROCE objective maintained for Financial Year 2007-08

Taking into account the level of forward bookings for the coming months and integrating the impact of the Air France cabin crew strike, estimated at 60 million euros, we confirm our objectives for the full financial year 2007-08 of a return on capital employed of 7% after tax as well as a further increase in operating income.

Share capital

At the end of the period for the exercise of the warrants issued during the exchange of KLM shares, 99.3% (or 44.8 million out of a total of 45.1 million issued) of these had been converted into Air France-KLM shares. The total subscription resulting from these exchanges is 597 million euros. 30.8 million shares have been created, of which 19.6 million on 15th November 2007, which started to trade as of 20th November. The share capital of Air France-KLM thus stands at 300,219,278 million shares.

Finally, on the recommendation of the Board, Air France-KLM will delist its ADRs from the New York Stock exchange and deregister with the SEC.

5/11

Agenda

Thursday 22nd November 2007:

First Half results presentation at 15.00h CET

Pavillon Gabriel

5, avenue Gabriel

75008 Paris

➢	Audio-web conference at 3:00 pm (CET)
to connect to the conference call, please dial:

-	UK 00 44 207 162 0125 (password: AKH)
-	US 1 334 323 6203 (password: AKH)

➢	To see the presentation, go to the following website:
http://airfranceklm.viewontv.com (password: AKHH1)

➢	To listen to a recording of the conference in English, dial 44 (0) 207 031 4064 (UK) or
1 954 334 0342 (US) (code: 758370)

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

6/11

FLEET AS OF 30 SEPTEMBER 2007

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07
B747-400	9	7			7	7	16	14	15	13
B747-300/200	4	3					4	3
B777-200/300	25	30	4	4	15	14	44	48	44	48
A340-300	10	10	3	3	6	6	19	19	19	19
A330-200	6	6	1	1	9	9	16	16	16	16

Long-haul fleet	54	56	8	8	37	36	99	100	94	96

B747-400	2	4			4	5	6	9	6	8
B747-200	6	4			1		7	4	7	4

Cargo	8	8			5	5	13	13	13	12

A321	11	11			3	4	14	15	14	15
A320	52	52			16	16	68	68	68	68
A319	19	19	4	4	22	23	45	46	45	46
A318	18	18					18	18	18	18
B737-500	2	2			2		4	2	4

Medium-haul fleet	102	102	4	4	43	43	149	149	149	147

Total Air France fleet	164	166	12	12	85	84	261	262	256	255

REGIONAL FLEET

BRIT AIR

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07
Canadair Jet 100	2	2	11	11	5	4	18	17	18	17
Canadair Jet 700	3	6	9	9			12	15	12	15
F100-100	5	5			8	8	13	13	13	13

Total	10	13	20	20	13	12	43	45	43	45

CITY JET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07
BAE146-200/300*	5	5	1		14	11	20	16	20	15
AVRO RJ 85	13	13			1	5	14	18	3	12

Total	18	18	1		15	16	34	34	23	27

* including 2 aircraft sub-leased by KLM U.K. to CityJet

REGIONAL

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07
BEECH 1900-D	3	3	1	1	1	1	5	5
EMB190					2	4	2	4	2	4
EMB145-EP/MP	2	2	17	17	9	9	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	9
EMB120-ER	8	7					8	7	8	7
F100-100	4	3			6	6	10	9	9	9
F70-70		3	5	2			5	5	5	5

Total	19	20	26	23	22	24	67	67	61	62

Total Regional fleet	47	51	47	43	50	52	144	146	127	134

OTHER FLEET

TRANSAVIA FRANCE

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07
B737 800						4		4		4

Total						4		4		4

TOTAL Air France Group	211	217	59	55	135	140	405	412	383	393

7/11

FLEET AS OF 30 SEPTEMBER 2007

KLM FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07
B747-400	11	11	11	11			22	22	22	22
B777-200			6	6	8	9	14	15	14	15
MD11	2	3	6	5	2	2	10	10	10	10
A330-200			6	6	2	3	8	9	8	9
B767-300					1		1

Long-haul fleet	13	14	29	28	13	14	55	56	54	56

B747-400			3	3			3	3	3	3

Cargo			3	3			3	3	3	3

B737-900			2	2	3	3	5	5	5	5
B737-800			13	13	2	2	15	15	15	15
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14

Medium-haul fleet	12	12	16	16	19	19	47	47	47	47

Total	25	26	48	47	32	33	105	106	104	106

REGIONAL FLEET

KLM Cityhopper

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07
F100	9	9	11	11			20	20	20	20
F70	18	18	3	3			21	21	21	21
F50	6	6			8	8	14	14	14	14

Total	33	33	14	14	8	8	55	55	55	55

OTHER FLEET

TRANSAVIA Netherlands

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07
B737-800	6	6	7	7	4	5	17	18	17	18
B737-700			5	5	5	5	10	10	10	10

Total	6	6	12	12	9	10	27	28	27	28

TOTAL KLM Group	64	65	74	73	49	51	187	189	186	189

	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07	3/31/07	9/30/07
TOTAL Air France-KLM Group	275	282	133	128	184	191	592	601	569	582

8/11

AIR FRANCE KLM GROUP

INCOME STATEMENT (unaudited)

In € millions	2nd quarter (July to September)			P&L for the semester (April to September)
	2007-08	2006-07	Variation	2007-08	2006-07	Variation
SALES	6,489	6,131	5.8%	12,434	11,933	4.2%
Other revenues	3	3	0.0%	3	3	0.0%

EXTERNAL EXPENSES	-3,543	-3,390	4.5%	-6,914	-6,632	4.3%
Aircraft fuel	-1,192	-1,171	1.8%	-2,285	-2,181	4.8%
Chartering costs	-166	-164	1.2%	-326	-330	-1.2%
Aircraft operating lease costs	-154	-149	3.4%	-305	-305	0.0%
Landing fees and en route charges	-472	-448	5.4%	-915	-881	3.9%
Catering	-128	-112	14.3%	-238	-215	10.7%
Handling charges and other operating costs	-341	-316	7.9%	-663	-635	4.4%
Aircraft maintenance costs	-234	-233	0.4%	-498	-434	14.7%
Commercial and distribution costs	-311	-299	4.0%	-617	-620	-0.5%
Other external expenses	-545	-498	9.4%	-1,067	-1,031	3.5%

Salaries and related costs	-1,731	-1,644	5.3%	-3,460	-3,305	4.7%
Taxes other than income taxes	-57	-65	-12.3%	-114	-129	-11.6%
Amortization and depreciation	-412	-446	-7.6%	-799	-870	-8.2%
Provisions	-24	-17	41.2%	-35	-23	52.2%
Other income and expenses		-4		25	2	na

INCOME FROM CURRENT OPERATIONS	725	568	27.6%	1,140	979	16.4%

Sales of aircraft equipment	7	-1	na	7	5	40.0%
Sales of subsidiaries	1	-1	na	41	1	na
Other non-current income and expenses	206		na	288	-31	na

INCOME FROM OPERATING ACTIVITIES	939	566	65.9%	1,476	954	54.7%

Income from cash and cash equivalents	77	57	35.1%	142	108	31.5%
Cost of financial debt	-93	-96	-3.1%	-189	-193	-2.1%

Net cost of financial debt	-16	-39	-59.0%	-47	-85	-44.7%

Foreign exchange gains (losses), net	-9	3	na	2	-9	na
Change in fair value of financial assets and liabilities	11	-7	na	105	-18	na
Other financial income and expenses	-6	-3	na	-14	-12	16.7%

INCOME BEFORE TAX	919	520	76.7%	1,522	830	83.4%

Income taxes	-172	-151	13.9%	-346	-238	45.4%

NET INCOME OF CONSOLIDATED COMPANIES	747	369	102.4%	1,176	592	98.6%

Share of profits (losses) of associates	-2	15	na	-11	15	na

INCOME FROM CONTINUING OPERATIONS	745	384	94.0%	1,165	607	91.9%

Net income from discontinued operations

NET INCOME FOR THE PERIOD	745	384	94.0%	1,165	607	91.9%

Minority interest	-9	-10	-10.0%	-14	11	na

NET INCOME FOR THE PERIOD - GROUP	736	374	96.8%	1,151	618	86.2%

9/11

AIR FRANCE KLM GROUP

CONSOLIDATED BALANCE SHEETS (unaudited)

		In € millions
	September 30, 2007	March 31, 2007
Assets
Goodwill	211	204
Intangible assets	446	424
Flight equipment	11,994	11,551
Other property, plant and equipment	2,050	2,007
Investments in equity associates	177	228
Pension assets	2,153	2,097
Other financial assets (1)	1,023	1,095
Deferred tax assets	24	26
Other non-current assets	911	604

Total non current assets	18,989	18,236

Other short term financial assets (2)	752	689
Inventories	479	360
Trade accounts receivable	2,757	2,610
Income tax receivables		7
Other current assets	1,307	1,271
Cash and cash equivalents	4,089	3,497

Total current assets	9,384	8,434

(1) of which € 805 million of deposits related to financial leases as of September 30, 2007 and € 835 million as of march 31, 2007
(2) of which € 708 million of deposits related to financial leases and investments between 3 months and 1 year as of September 30, 2007 and € 631 million as of march 31, 2007

Total assets	28,373	26,670

	September 30, 2007	March 31, 2007
Liabilities and equity
Issued capital	2,385	2,375
Additional paid-in capital	553	539
Treasury shares	-43	-30
Reserves and retained earnings	6,575	5,415

Equity attributable to equity holders of Air France-KLM	9,470	8,299

Minority interest	127	113

Total Equity	9,597	8,412

Provisions and retirement benefits	1,205	1,387
Long-term debt	7,219	7,419
Deferred tax	1,178	891
Other non-current liabilities	608	401

Total non-current liabilities	10,210	10,098

Provisions	261	225
Current portion of long-term debt	1,133	1,098
Trade accounts payable	2,170	2,131
Deferred revenue on ticket sales	2,062	2,217
Current tax liabilities	127	21
Other current liabilities	2,525	2,335
Bank overdrafts	288	133
Total current liabilities	8,566	8,160

Total liabilities	18,776	18,258

Total liabilities and equity	28,373	26,670

10/11

AIR FRANCE KLM GROUP

STATEMENT OF CONSOLIDATED CASH FLOW (unaudited)

		In € millions
	2007	2006
Period from April 1 to September 30,
Net income for the period – Group	1,151	618
Minority interests	14	-11
Amortization, depreciation and operating provisions	834	893
Financial provisions	5	18
Gain on disposals of tangible and intangible assets	-9	-7
Loss / (gain) on disposals of subsidiaries and associates	-41	-1
Gain on Amadeus GTD transaction	-284	—
Derivatives – non monetary result	-105	18
Unrealized foreign exchange gains and losses, net	-5	-9
Share of (profits) losses of associates – non monetary part	11	-15
Deferred taxes	238	255
Other non-monetary items	-45	-62

Subtotal	1,764	1,697

(Increase) / decrease in inventories	-47	-20
(Increase) / decrease in trade receivables	-109	-272
Increase / (decrease) in trade payables	29	161
Change in other receivables and payables	21	61
Payment of the ESA 2003 soulte	-110	—
Additional contribution to pension fund	-198	—

Net cash flow from operating activities	1,350	1,627

Acquisitions of subsidiaries and investments in associates, net of cash acquired	-8	-27
Purchase of property, plant and equipment and intangible assets	-1,275	-1,114
Proceeds on disposal of subsidiaries and investments in associates	80	15
Proceeds on Amadeus GTD transaction	284	—
Proceeds on disposal of property, plant and equipment and intangible assets	37	60
Dividends received	4	2
Decrease (increase) in investments, net between 3 months and 1 year	-123	-93

Net cash used in investing activities	-1,001	-1,157

Increase in capital	218	—
Issuance of long-term debt	585	942
Repayments on long-term debt	-214	-223
Payment of debt resulting from finance lease liabilities	-397	-282
New loans	-32	-27
Repayments on loans	65	24
Dividends paid	-135	-82

Net cash flow from financing activities	90	352

Effect of exchange rate on cash and cash equivalents and bank overdrafts	-2	-1

Change in cash and cash equivalents and bank overdrafts	437	821

Cash and cash equivalents and bank overdrafts at beginning of period	3,364	2,844
Cash and cash equivalents and bank overdrafts at end of period	3,801	3,665

11/11

Air France – KLM Group

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2007 – September 30, 2007

Air France – KLM Group

CONSOLIDATED INCOME STATEMENTS (unaudited)

In € millions Period from April 1 to September 30,	Notes	2007	2006
Sales	4	12 434	11 933
Other revenues		3	3

Revenues		12 437	11 936

External expenses	5	(6 914)	(6 632)
Salaries and related costs	6	(3 460)	(3 305)
Taxes other than income taxes		(114)	(129)
Amortization and depreciation	7	(799)	(870)
Provisions	7	(35)	(23)
Other income and expenses	8	25	2

Income from current operations		1 140	979

Sales of aircraft equipment	9	7	5
Other non-current income and expenses	9	329	(30)

Income from operating activities		1 476	954

Cost of financial debt	10	(189)	(193)
Income from cash and cash equivalents	10	142	108

Net cost of financial debt		(47)	(85)

Other financial income and expenses	10	93	(39)

Income before tax		1 522	830

Income taxes	12	(346)	(238)

Net income of consolidated companies		1 176	592

Share of profits (losses) of associates	11	(11)	15

Net income from continuing operations		1 165	607

Net income from discontinued operations		—	—

Net income for the period		1 165	607
- Group		1 151	618
- Minority interest		14	(11)

Earnings per share – Group (in euros)
- basic	13	4.13	2.33
- diluted	13	3.73	2.16

The accompanying notes are an integral part of these condensed consolidated financial statements

Air France – KLM Group

CONSOLIDATED BALANCE SHEETS (unaudited)

Assets In € millions	Notes	September 30, 2007	March 31, 2007
Goodwill		211	204
Intangible assets	14	446	424
Flight equipment	15	11 994	11 551
Other property, plant and equipment	15	2 050	2 007
Investments in equity associates		177	228
Pension assets		2 153	2 097
Other financial assets (which includes € 805 million of deposits related to financial leases as of September 30, 2007 and € 835 million as of march 31, 2007)		1 023	1 095
Deferred tax assets		24	26
Other non-current assets		911	604

Total non current assets		18 989	18 236

Other short term financial assets (which includes € 708 million of deposits related to financial leases and investments between 3 months and 1 year as of September 30, 2007 and € 631 million as of march 31, 2007)		752	689
Inventories	16	479	360
Trade accounts receivable		2 757	2 610
Income tax receivables		—	7
Other current assets		1 307	1 271
Cash and cash equivalents		4 089	3 497

Total current assets		9 384	8 434

Total assets		28 373	26 670

The accompanying notes are an integral part of these condensed consolidated financial statements

Air France – KLM Group

CONSOLIDATED BALANCE SHEETS (unaudited) (continued)

Liabilities and equity In € millions	Notes	September 30, 2007	March 31, 2007
Issued capital	17.1	2 385	2 375
Additional paid-in capital		553	539
Treasury shares		(43)	(30)
Reserves and retained earnings	17.3	6 575	5 415

Equity attributable to equity holders of Air France-KLM		9 470	8 299

Minority interest		127	113

Total Equity		9 597	8 412

Provisions and retirement benefits	19	1 205	1 387
Long-term debt	20	7 219	7 419
Deferred tax		1 178	891
Other non-current liabilities		608	401

Total non-current liabilities		10 210	10 098

Provisions	19	261	225
Current portion of long-term debt	20	1 133	1 098
Trade accounts payable		2 170	2 131
Deferred revenue on ticket sales		2 062	2 217
Current tax liabilities		127	21
Other current liabilities		2 525	2 335
Bank overdrafts		288	133

Total current liabilities		8 566	8 160

Total liabilities		18 776	18 258

Total liabilities and equity		28 373	26 670

The accompanying notes are an integral part of these condensed consolidated financial statements

Air France – KLM Group

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

In € millions	Number of shares	Issued capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Equity attributable to holders of Air France-KLM	Minority interests	Total equity
March 31, 2006	269 383 518	2 290	430	(58)	5 072	7 734	119	7 853
Fair value adjustment on available for sale securities	—	—	—	—	(3)	(3)	—	(3)
Gain / (loss) on cash flow hedges	—	—	—	—	(392)	(392)	—	(392)
Currency translation adjustment	—	—	—	—	(2)	(2)	(2)	(4)
Net income for the period	—	—	—	—	618	618	(11)	607

Total of income and expenses recognized	—	—	—	—	221	221	(13)	208

Stock based compensation (ESA)	—	—	—	—	17	17	—	17
Dividends paid	—	—	—	—	(81)	(81)	(1)	(82)
Treasury shares	—	—	—	9	—	9	—	9
Other	—	—	—	—	—	—	5	5

September 30, 2006	269 383 518	2 290	430	(49)	5 229	7 900	110	8 010

March 31, 2007	279 365 707	2 375	539	(30)	5 415	8 299	113	8 412

Fair value adjustment on available for sale securities	—	—	—	—	—	—	—	—
Gain / (loss) on cash flow hedges	—	—	—	—	128	128	2	130
Currency translation adjustment	—	—	—	—	(1)	(1)	(1)	(2)
Net income for the period	—	—	—	—	1 151	1 151	14	1 165

Total of income and expenses recognized	—	—	—	—	1 278	1 278	15	1 293

Stock based compensation (ESA)	—	—	—	—	16	16	—	16
Increase in capital	1 267 184	10	14	—	—	24	—	24
Dividends paid	—	—	—	—	(134)	(134)	(1)	(135)
Treasury shares	—	—	—	(13)	—	(13)	—	(13)
Other	—	—	—	—	—	—	—	—

September 30, 2007	280 632 891	2 385	553	(43)	6 575	9 470	127	9 597

The accompanying notes are an integral part of these condensed consolidated financial statements

Air France – KLM Group

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES (unaudited)

In € millions	September 30, 2007	September 30, 2006
Fair value adjustment on available for sale securities
Valuation gains / (losses) taken to equity	—	(3)
Transferred to profit or loss on sale	—	—

Cash flow hedges
Gains / (losses) taken to equity	406	(139)
Transferred to profit or loss on sale	(226)	(453)

Currency translation adjustment	(1)	(2)

Tax on items taken directly to or transferred from equity
Gains / (losses) taken to equity	(52)	200

Income and expenses directly recognized in equity – Group	127	(397)

Net income for the period – Group	1 151	618

Total of income and expenses recognized for the period – Group	1 278	221

Total of income and expenses recognized for the period – Minority interest	15	(13)

Total recognized income and expenses for the period	1 293	208

The accompanying notes are an integral part of these condensed consolidated financial statements

Air France-KLM Group

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

In € millions Period from April 1 to September 30,	Notes	2007	2006
Net income for the period – Group		1 151	618
Minority interests		14	(11)
Amortization, depreciation and operating provisions		834	893
Financial provisions		5	18
Gain on disposals of tangible and intangible assets		(9)	(7)
Loss / (gain) on disposals of subsidiaries and associates		(41)	(1)
Gain on WAM (Amadeus GTD) transaction	9	(284)	—
Derivatives – non monetary result		(105)	18
Unrealized foreign exchange gains and losses, net		(5)	(9)
Share of (profits) losses of associates – non monetary part	11	11	(15)
Deferred taxes		238	255
Other non-monetary items		(45)	(62)

Subtotal		1 764	1 697
(Increase) / decrease in inventories		(47)	(20)
(Increase) / decrease in trade receivables		(109)	(272)
Increase / (decrease) in trade payables		29	161
Change in other receivables and payables		21	61
Payment of the ESA 2003 soulte		(110)	—
Additional contribution to pension fund		(198)	—

Net cash flow from operating activities		1 350	1 627

Acquisitions of subsidiaries and investments in associates, net of cash acquired		(8)	(27)
Purchase of property, plant and equipment and intangible assets		(1 275)	(1 114)
Proceeds on disposal of subsidiaries and investments in associates		80	15
Proceeds on WAM (Amadeus GTD) transaction	9	284	—
Proceeds on disposal of property, plant and equipment and intangible assets		37	60
Dividends received		4	2
Decrease (increase) in investments, net between 3 months and 1 year		(123)	(93)

Net cash used in investing activities		(1 001)	(1 157)

Increase in capital		218	—
Issuance of long-term debt		585	942
Repayments on long-term debt		(214)	(223)
Payment of debt resulting from finance lease liabilities		(397)	(282)
New loans		(32)	(27)
Repayments on loans		65	24
Dividends paid		(135)	(82)

Net cash flow from financing activities		90	352

Effect of exchange rate on cash and cash equivalents and bank overdrafts		(2)	(1)

Change in cash and cash equivalents and bank overdrafts		437	821

Cash and cash equivalents and bank overdrafts at beginning of period		3 364	2 844
Cash and cash equivalents and bank overdrafts at end of period		3 801	3 665

Income tax paid (flow included in operating activities)		(2)	(268)
Interest paid (flow included in operating activities)		(178)	(216)
Interest received (flow included in operating activities)		139	112

The accompanying notes are an integral part of these condensed consolidated financial statements

Air France-KLM Group

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2007 – September 30, 2007

Air France-KLM Group

1. BUSINESS DESCRIPTION

As used herein, the term “Air France–KLM” refers to Air France-KLM S.A., a limited liability company organized under French law without its consolidated subsidiaries. The term “Group” refers to Air France-KLM together with its consolidated subsidiaries.

The Group is headquartered in France and is one of the largest airlines in the world. The Group’s core business is passenger transportation. The Group’s activities also include cargo, aeronautics maintenance and other air-transport related activities, including principally catering and charter services.

The limited company Air France-KLM SA, domiciled 2 rue Robert Esnault-Pelterie 75007 Paris – France, is the parent company of the Air France-KLM group. Air France-KLM is listed for trading in Paris (Euronext), Amsterdam (Euronext) and New-York (NYSE).

The Group’s functional currency is the euro.

2. SIGNIFICANT EVENTS OF THE YEAR

The income for the six-month period ended September 30, 2007 includes a gain of € 284 million before tax relating to the WAM (Amdeus GTD) transaction described in note 9.

3. ACCOUNTING POLICIES

    3.1. Accounting principles

Accounting principles used for the interim condensed consolidated financial statements as of September 30, 2007 are the same as those used as of March 31, 2007 and described in the consolidated financial statements of the year ended March 31, 2007.

The interim condensed consolidated financial statements as of September 30, 2007 are prepared in accordance with IAS 34 “Interim financial reporting” and must be read in connection with the annual consolidated financial statements for the year ended March 31, 2007. They have been prepared in accordance with those IFRS as of November 21, 2007, date on which the accounts have been approved by the Board of Directors.

    3.2. Preparation of unaudited interim consolidated financial statements

Revenues and income from current operations are characterized by their seasonal nature related to a high level of activity during the first half of the fiscal year. This phenomenon varies in magnitude depending on the year. In accordance with IFRS, revenues and the related expenses are recognized over the period in which they are realized and incurred respectively.

For the interim statements, the tax charge (current and deferred) is calculated by applying to the book income for the period the estimated annual average tax rate for the current year for each entity or tax group.

    3.3. Use of estimates

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses. The significant areas of estimations described in the note 3 of the March 31, 2007 consolidated financial statements, concerned:

■	Revenue recognition related to deferred revenue on ticket sales,

■	Tangible and intangible assets,

■	Financial assets,

Air France-KLM Group

■	Deferred tax assets

■	Flying Blue frequent flyer program

■	Provisions

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable.

Actual results could differ from these estimates depending on changes in the assumptions used or different conditions.

Air France-KLM Group

4. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

The Group’s primary reporting format is business segmentation.

Business segments’ results are those that are either directly attributable or that can be allocated on a reasonable basis to these business segments. Amounts allocated to business segments correspond to the income from current operations. Other elements of the income statement are presented in the “non allocated” column.

Inter-segment transactions are valued based on normal market conditions.

The Group’s secondary reporting format is geographical segmentation based on origin of sales.

Only segment revenues are allocated by geographical sales area.

Business segments

Passenger: Passenger operating revenues primarily come from passenger transportation services on scheduled flights with the Group’s airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the companies’ codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and customers globally.

Other: The revenues from this segment come primarily from catering supplied by the Group to third-party airlines and to charter flights operated primarily by Transavia.

Geographical segments

Group activities are broken down into five geographical regions:

-	Europe and North Africa

-	Caribbean, French Guiana and Indian Ocean

-	Africa, Middle East

-	Americas, Polynesia

-	Asia and New Caledonia

Air France-KLM Group

    4.1. Information by business segment

•	Six month period ended September 30, 2007

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	10 350	1 419	1 424	934	—	14 127
Intersegment sales	(417)	(8)	(948)	(320)	—	(1 693)

External sales	9 933	1 411	476	614	—	12 434

Income from current operations	1 044	(29)	48	77	—	1 140
Income from operating activities	1 044	(29)	48	77	336	1 476
Share of profits (losses) of associates	—	—	—	—	(11)	(11)
Net cost of financial debt and other financial income and expenses	—	—	—	—	46	46
Income taxes	—	—	—	—	(346)	(346)

Net income from continuing operations	1 044	(29)	48	77	25	1 165

• Six month period ended September 30, 2006

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	9 874	1 466	1 394	819	—	13 553
Intersegment sales	(388)	(13)	(914)	(305)	—	(1 620)

External sales	9 486	1 453	480	514	—	11 933

Income from current operations	868	22	14	75	—	979
Income from operating activities	868	22	14	75	(25)	954
Share of profits (losses) of associates	—	—	—	—	15	15
Net cost of financial debt and other financial income and expenses	—	—	—	—	(124)	(124)
Income taxes	—	—	—	—	(238)	(238)

Net income from continuing operations	868	22	14	75	(372)	607

Air France-KLM Group

    4.2. Information by geographical area

Sales by geographical area

•	Six month period ended September 30, 2007

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	6 204	212	625	1 623	785	9 449
Other passenger sales	365	23	17	29	50	484

Total passenger	6 569	235	642	1 652	835	9 933

Scheduled cargo	597	17	90	169	441	1 314
Other cargo sales	62	2	4	14	15	97

Total cargo	659	19	94	183	456	1 411

Maintenance	472	—	—	—	4	476
Others	599	10	5	—	—	614

Total	8 299	264	741	1 835	1 295	12 434

• Six month period ended September 30, 2006

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	5 773	213	615	1 605	764	8 970
Other passenger sales	367	28	20	41	60	516

Total passenger	6 140	241	635	1 646	824	9 486

Scheduled cargo	589	18	91	172	473	1 343
Other cargo sales	76	2	4	11	17	110

Total cargo	665	20	95	183	490	1 453

Maintenance	475	—	—	—	5	480
Others	501	9	4	—	—	514

Total	7 781	270	734	1 829	1 319	11 933

Air France-KLM Group

Traffic sales by geographical area of destination

•	Six month period ended September 30, 2007

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	3 754	594	1 263	2 334	1 504	9 449
Scheduled cargo	32	90	184	405	603	1 314

Total	3 786	684	1 447	2 739	2 107	10 763

• Six month period ended September 30, 2006

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	3 673	576	1 190	2 174	1 357	8 970
Scheduled cargo	34	94	175	420	620	1 343

Total	3 707	670	1 365	2 594	1 977	10 313

5. EXTERNAL EXPENSES

In € millions Six month period ended September 30,	2007	2006
Aircraft fuel	2 285	2 181
Chartering costs	326	330
Aircraft operating lease costs	305	305
Landing fees and en route charges	915	881
Catering	238	215
Handling charges and other operating costs	663	635
Aircraft maintenance costs	498	434
Commercial and distribution costs	617	620
Other external expenses	1 067	1 031

Total	6 914	6 632

“Other external expenses” correspond mainly to rent and insurance costs.

The increase of “aircraft maintenance costs” is mainly due to the reclassification of spare parts from flight equipment to inventories as described in note 16.

Air France-KLM Group

6. SALARIES AND NUMBER OF EMPLOYEES

Salaries and related costs

In € millions Six month period ended September 30,	2007	2006

Wages and salaries	2 550	2 425
Social contributions	819	766
Net periodic pension cost	42	73
Expenses related to share-based compensation	15	15
Other expenses	34	26

Total	3 460	3 305

Average number of employees

Six month period ended September 30,	2007	2006
Flight deck crew	8 185	7 974
Cabin crew	21 605	20 676
Ground staff	75 201	74 697

Total	104 991	103 347

7. AMORTIZATION, DEPRECIATION AND PROVISIONS

In € millions Six month period ended September 30,	2007	2006
Amortization and depreciation
Intangible assets	22	19
Flight equipment	646	728
Other property, plant and equipment	131	123

	799	870
Provisions
Inventories	8	5
Trade receivables	5	—
Risks and contingencies	22	18

	35	23

Total	834	893

The decrease of the “depreciation of flight equipment” is mainly due to the reclassification of spare parts from flight equipment to inventories as described in note 16.

Air France-KLM Group

8. OTHER INCOME AND EXPENSES

In € millions Six month period ended September 30,	2007	2006
Joint operation of routes	16	(2)
Operations-related currency hedges	1	5
Other	8	(1)

Total	25	2

9. SALES OF AIRCRAFT EQUIPMENT AND OTHER NON-CURRENT INCOME AND EXPENSES

•	Six month period ended September 30, 2007

During the six month period ended September 30, 2007, the Group sold its shares in Alpha recording a gain on disposal of € 40 million. The company Alpha, previously held at 26%, was accounted for under the equity method in the Group’s condensed consolidated financial statements.

The gain on WAM (Amadeus GTD) transaction that amounts to € 284 million, corresponds to the reimbursement of the shareholder capital for € 202 million, of the shareholders’ loan for an amount of € 76 million and to a payment of interests for € 6 million. The shares and the loan had been recognized at a value of nil in the operation of reinvestment of Air France-KLM within the LBO operation initiated in July 2005.

•	Six month period ended September 30, 2006

The result on disposal of aircraft equipment that amounts to € 5 million corresponds to the sale of an aircraft owned by AFPL.

Moreover, AFPL has recorded a loss of € 20 million relating to an aircraft destined to be sold.

Air France-KLM Group

10. NET COST OF FINANCIAL DEBT AND OTHER FINANCIAL INCOME AND EXPENSES

In € millions Six month period ended September 30,	2007	2006
Income from cash and cash equivalents
Income from marketable securities	43	38
Other financial income	99	70

	142	108
Cost of financial debt
Loan interests	(115)	(115)
Lease interests	(94)	(96)
Capitalized interests	20	18

	(189)	(193)

Net cost of financial debt	(47)	(85)

Other financial income and expenses
Foreign exchange gains (losses), net	2	(9)
Change in fair value of financial assets and liabilities	105	(18)
Net (charge) release to provisions	(5)	(18)
Other	(9)	6

	93	(39)

Total	46	(124)

The interest rate used in the calculation of capitalized interest is 4.96% for the six month period ended September 30, 2007 (4.45% for the six month period ended September 30, 2006).

Net foreign exchange result includes an unrealized net gain of € 5 million for the six month period ended September 30, 2007 and a gain of € 9 million for the six month period ended September 30, 2006, mainly due to the change of the US dollar rate.

Net charge to provisions includes an unrealized loss on shares of Alitalia for an amount of € 4 million and € 9 million, as a result of the stock price decreasing significantly during the six month period ended September 30, 2007 and 2006, respectively.

11. SHARE OF PROFITS (LOSSES) OF ASSOCIATES

Share of profits (losses) of associates includes a new provision for risk recorded in the accounts of Martinair concerning the inquiry of the US Department Of Justice (DOJ) about an alleged conspiracy to fix the price of air shipping services. Because of the status of discussions with the US DOJ, Martinair has recorded a provision net of tax amounting to € 23 million. The part of the Group is a cost amounting to € 11 million.

Air France-KLM Group

12. INCOME TAXES

12.1 Income tax charge

In € millions Six month period ended September 30,	2007	2006
Current tax (expense) / benefit	(108)	17
Charge for the period	(108)	(3)
Adjustment of previous current tax charges	—	20

Deferred tax income / (expense) from continuing operations	(238)	(255)
Change in temporary differences	(107)	(24)
Change in tax rates	—	—
(Use) / recognition of tax loss carryforwards	(131)	(231)

Total income tax (expense) / credit	(346)	(238)

The current tax charge relates to the amounts paid or payable in the short term to the tax authorities in respect of the financial period, in accordance with the regulations prevailing in various countries and any applicable treaties.

    12.2 Deferred tax recorded directly in equity

Deferred tax directly recorded in equity amounts to an income of € 53 million as of September 30, 2007 against an income of € 200 million for the period ended September 30, 2006. These deferred taxes relate to the accounting of cash flow hedges.

13 EARNINGS PER SHARE

Reconciliation of income used to calculate earnings per share

In € millions Six month period ended September 30,	2007	2006
Income for the period – Group share	1 151	618
Dividends to be paid to priority shares	—	—

Income for the period – Group share (used to calculate basic earnings per share)	1 151	618

Impact of potential ordinary shares :
- interest paid on convertible bonds (net of tax)	5	5

Income for the period – Group share (used to calculate diluted earnings per share)	1 156	623

Air France-KLM Group

Reconciliation of the number of shares used to calculate earnings per share

Six month period ended September 30,	2007	2006
Weighted average number of:
- Ordinary shares issued	280 164 858	269 383 518
- Treasury stock held regarding stock option plan	(1 616 586)	(3 943 674)
- Treasury stock held for the share buyback plan	(40 154)	(96 985)

Number of shares used to calculate basic earnings per share	278 508 118	265 342 859

Weighted average number of ordinary shares:
- Conversion of convertible bonds	22 609 230	21 951 219
- Conversion of warrants	8 083 123	—
- Exercise of stock options	633 978	596 306

Number of potential ordinary shares	31 326 331	22 547 525

Number of ordinary and potential ordinary shares used to calculate diluted earnings per share	309 834 449	287 890 384

14 INTANGIBLE ASSETS

Starting April 1, 2007, software development expenses are capitalized and amortized over their useful lives. For that purpose, the Group equipped with the necessary tools that enabled a tracking by project of all the stages of development, and particularly the internal and external expenses directly related to each project during its development phase. Capitalized software development expenses amount to € 31 million as of September 30, 2007.

15. TANGIBLE ASSETS

In € millions	As of September 30, 2007			As of March 31, 2007
	Gross value	Depreciation	Net Value	Gross value	Depreciation	Net Value
Owned aircraft	8 706	2 331	6 375	7 972	2 091	5 881
Leased aircraft	4 409	1 031	3 378	4 435	908	3 527
Assets in progress	1 386	—	1 386	1 170	—	1 170
Other	1 546	691	855	1 716	743	973

Flight equipment	16 047	4 053	11 994	15 293	3 742	11 551

Land and buildings	2 276	966	1 310	2 172	909	1 263
Equipment and machinery	956	599	357	933	572	361
Assets in progress	892	623	269	145	—	145
Other	114	—	114	831	593	238

Other tangible assets	4 238	2 188	2 050	4 081	2 074	2 007

Total	20 285	6 241	14 044	19 374	5 816	13 558

The net value of tangible assets financed under capital lease amounts to € 3 651 million as of September 30, 2007 and € 3 811 million as of March 31, 2007.

Air France-KLM Group

16. INVENTORIES

As of April 1, 2007, € 87 million of spare parts with useful lives of less than a year have been reclassified from flight equipment to inventories.

17. EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF AIR FRANCE-KLM SA

    17.1 Breakdown of stock and voting rights

	As of September 30, 2007		As of March 31, 2007
	Capital	Voting rights	Capital	Voting rights
French State	18%	18%	18%	18%
Employees and former employees	11%	11%	11%	11%
Treasury shares	1%	—	1%	—
Other	70%	71%	70%	71%

Total	100%	100%	100%	100%

The item “Employees and former employees” includes shares held by employees and former employees identified in funds or by a Sicovam code.

17.2 Other securities giving access to common stock

On April 22, 2005, Air France issued 15-year bonds with an option of conversion and/or exchange for new or existing Air France-KLM shares (OCEANE). 21,951,219 bonds were issued for a total amount of € 450 million. Because each bond can be exchanged for a share Air France-KLM, the potential maximum increase of equity of Air France-KLM amounts to € 450 million.

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares (Bons d’Acquisition et/ou de Souscription d’Actions, BASA) were issued. Three BASAs give the holder the right to purchase and/or subscribe to 2.066 new or existing shares of Air France-KLM stock, with a par value of 8.50 euros, at an exercise price of 20 euros per Air France-KLM share. BASA holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the Group’s discretion, upon exercise of the BASA.

During the six month period ended September 30, 2007, 1 839 336 BASA were exercised, leading to the issuance of 1 266 659 shares.

As of September 30, 2007, 28 747 934 BASA remain floating. The maximum potential increase in the equity capital of Air France-KLM is € 383 million.

    17.3 Reserves and retained earnings

In € millions	As of September 30, 2007	As of March 31, 2007
Legal reserve	57	46
Distributable reserve	989	973
Derivatives and available for sale securities reserves	673	550
Aggregate results of consolidated subsidiaries	3 705	2 955
Net income (loss)	1 151	891

Total	6 575	5 415

Air France-KLM Group

18 SHARE BASED COMPENSATION

On February 1, 2005, the Group launched a shares-for-salary exchange scheme, in which all Air France employees residing in France were offered the opportunity to purchase Air France-KLM shares at a price of € 14 per share in exchange for wage concessions over a 6-year period. The offer was limited to a maximum of 13,186,853 ordinary shares. At the date the offer was closed, February 21, 2005, Air France employees had acquired 12,612,671 Air France-KLM shares.

These shares were granted by the French State, the largest Air France-KLM shareholder, subject to a € 110 million payment by Air France-KLM made in April 2007. The wage concessions cover the period from May 2005 to May 2011.

In the event an employee leaves the Group prior to the end of the six-year period, the unvested shares are returned to Air France which, in turn, returns them to the French State. The fair value of the services provided under the shares-for-salary exchange scheme was calculated on the basis of the market price of the Air France-KLM share on the date the offer was closed, namely 14.30 euros and amounts to € 180 million. The corresponding salary expense covers the acquisition period of voting rights from May 2005 to May 2011. Each installment, corresponding to the annual decrease of salary, is treated as a separate grant. The ESA 2003 plan share-based payment is therefore recognized on a straight-line basis over the requisite service period for each separately vested portion.

19 PROVISIONS AND RETIREMENT BENEFITS

In € millions	As of September 30, 2007			As of March 31, 2007
	Non current	Current	Total	Current	Non current	Total
Retirement benefits	805	—	805	990	—	990
Restitution of aircraft	236	164	400	221	153	374
Restructuring	—	35	35	32	7	39
Litigation	34	59	93	32	60	92
Other	130	3	133	112	5	117

Total	1 205	261	1 466	1 387	225	1 612

The decrease of the « retirement benefits » is mainly explained by the payment of an additional contribution of € 198 million to the funds covering the termination indemnities in France.

CONTINGENT LIABILITIES

The Group is involved in several disputes, and the potential losses have not been recorded in the consolidated financial statements.

The Group was definitively removed by the Court of Appeals of Richmond, Virginia on December 9, 2004, from in the HALL action, the name of one of the travel agents who had filed a class action suit against American and European airlines, including Air France and KLM, accusing them of illegal agreements to reduce the commissions collected on the sale of airline tickets.

In another lawsuit based on the same complaints, filed by fifty travel agents acting individually against the same airlines a settlement agreement between Air France and the plaintiffs has been executed in May 2007.

In the dispute between Servair a subsidiary of the Group, and its employees for payment of meal times, all judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action, like the preceding cases, is considered to be not relevant by the Group and no provisions have been recorded.

Air France-KLM Group

As of February 14, 2006, authorities from the EU Commission and the US Department Of Justice (DOJ) presented themselves at the offices of Air France and KLM, as well as most airlines and world major cargo operators, formally requesting information about an alleged conspiracy to fix the price of air shipping services. Skyteam Cargo, a Company in which Air France held shares, was subject to the same investigations.

Air France-KLM as well as Air France and KLM are cooperating with these investigations which were still ongoing as of September 30, 2007.

As of the same date 2007, over 140 purported class action lawsuits were filled in the US against air cargo operators including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs allege that defendants engaged in a conspiracy to fix the price of air shipping services since January 1, 2000 including various surcharges in air cargo services in violation of antitrust laws. They consequently seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorney’s fees, as well as injunctive relief amounting to triple amount of compensatory damages. These actions have been transferred and consolidated before the US District Court of the Eastern District of New-York. The consolidated case is currently in the pleading process, with the first consolidated amended complaint filed by the plaintiffs in February 2007. Air France and KLM filed a motion to dismiss on July 2007. A decision by the Court on the motion to dismiss is not expected before several weeks.

At this time, Air France-KLM is unable to predict the outcome of these investigations requested by antitrust and civil litigation authorities, or the amount of penalties and compensatory damages which could be due.

On July 20, 2006, Air France was placed under formal investigation for (i) possible illegal employment practices and (ii) being a possible accessory to misappropriation of funds by Pretory, a company that supplied on board safety guards to Air France for flights to the US or other destinations following the September 11 terrorist attacks.

Air France has denied any illegal practice and immediately filed an appeal against the judge’s decision as of September 30, 2007. This appeal was still pending before the Paris Court of Appeal.

To the Group’s knowledge, there is no other litigation, arbitration or other threatened or pending disputes that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the Group.

20 FINANCIAL DEBT

In € millions	As of September 30, 2007			As of March 31, 2007
	Non current	Current	Total	Non current	Current	Total
Perpetual subordinated loan stock	446	—	446	462	122	584
OCEANE (convertible bonds)	386	—	386	386	—	386
Bonds	750	—	750	550	—	550
Capital lease obligations	3 668	692	4 360	3 917	657	4 574
Other long-term debt	1 969	322	2 291	2 104	224	2 328
Accrued interest	—	119	119	—	95	95

Total	7 219	1 133	8 352	7 419	1 098	8 517

On April 23, 2007, the company Air France, subsidiary of the Group Air France-KLM has made a bond in euro for an amount of € 200 million with a maturity as of January 22, 2014. Characteristics of this bond are as follows:

-	Amount : € 200 million

-	Coupon : 4.75%

-	Starting date : April 23, 2007

-	Maturity date : January 22, 2014

Air France-KLM Group

21 LEASE COMMITMENTS

    21.1 Capital lease

The breakdown of total future minimum lease payments related to capital lease is as follows:

In € millions As of	September 30, 2007	March 31, 2007
Flight equipment	4 962	5 153
Buildings	403	422
Other	12	—

Total	5 377	5 575

    21.2 Operating leases

The undiscounted amount of the future minimum operating lease payments for aircraft under operating lease totaled € 2 729 million as of September 30, 2007 (€ 2 786 million at March 31, 2007).

22 FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of flight equipment orders are as follows:

In € millions	As of September 30, 2007	As of March 31, 2007
N + 1	927	870
N + 2	1 323	571
N + 3	959	688
N + 4	776	416
N + 5	388	287
> 5 years	—	—

Total	4 373	2 832

These commitments relate to amounts in US dollars, converted into euros at the closing date exchange rate.

The number of aircraft on firm order as of September 30, 2007 increased by 50 units compared with March 31, 2007 to 97 units. The number of options increased by 28 units over the same period to reach 62 aircraft. These movements can be explained by:

-	the delivery of 8 aircraft over the period;

-	new orders: 47 firm orders and 39 options;

-	the conversion of 11 options into firm orders.

Long-haul fleet

Passenger

The Group took delivery of 4 Boeing B777. Concerning this aircraft type, the Group has ordered a firm order of 5 units, converted 6 options into firm orders (including one coming form Boeing B777F) and ordered 8 options. Moreover, the Group has converted two options on Airbus A380.

As of September 30, 2007, the Group’s backlog for the long-haul fleet comprised firm orders for 12 Airbus A380s and 18 Boeing B777s. It comprised also 13 options: 2 Airbus A380s and 11 Boeing B777.

Air France-KLM Group

Cargo

Following to the conversion of an option on Boeing B777F transformed into B777, the Group has ordered a new option. The outstanding orders concerning the cargo long-haul fleet are stable with 8 Boeing B777F (five firm orders and three options). The first deliveries will begin during the winter of 2008-2009.

Medium-haul fleet

The Group took delivery of one Boeing B737 finally under operational lease.

The Group has ordered a firm order of 15 Airbus A320/A321 and taken the three options on Airbus A318 converted into A320/A321. This new order is accompanied with ten options. Concerning the Boeing B737, the Group has ordered a firm order for seven aircraft and two options.

As of September 30, 2007, the Group’s backlog comprised 18 Airbus A320/A321 and 16 Boeing B737. The Group has 20 options equally shared between Airbus A320 and Boeing B737.

Regional fleet

The Group took delivery of three Canadair CRJ700. It has placed an order with Embraer for 12 ERJ170 (6 firm orders and 6 options) and for 26 ERJ190 (14 firm orders and 12 options).

As of September 30, 2007, the Group’s backlog comprised 28 aircraft under firm orders (eight CRJ1000, six ERJ170 and fourteen ERJ190) and 26 options (eight CRJ1000, six ERJ170 and twelve ERJ190).

Air France-KLM Group

The Group’s commitments concern the following aircraft:

Aircraft type		To be delivered in	N+1	N+2	N+3	N+4	N+5	Beyond N+5
A 318	As of September 30, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	2	1	—	—	—
A 320	As of September 30, 2007	Firm orders	—	1	2	4	5	—
		Options	—	—	—	—	4	6
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
A 321	As of September 30, 2007	Firm orders	—	1	—	3	2	—
		Options	—	—	—	—	—	—
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
A 380	As of September 30, 2007	Firm orders	—	3	3	4	2	—
		Options	—	—	—	—	2	—
	As of March 31, 2007	Firm orders	—	—	5	3	2	—
		Options	—	—	—	1	2	1
B 737	As of September 30, 2007	Firm orders	9	3	2	1	1	—
		Options	—	3	—	—	1	6
	As of March 31, 2007	Firm orders	4	6	—	—	—	—
		Options	—	2	5	1	—	—
B 777	As of September 30, 2007	Firm orders	4	6	5	2	1	—
		Options	—	—	—	—	7	4
	As of March 31, 2007	Firm orders	6	4	1	—	—	—
		Options	—	—	5	3	—	—
B 777 F	As of September 30, 2007	Firm orders	—	4	1	—	—	—
		Options	—	—	1	1	1	—
	As of March 31, 2007	Firm orders	—	3	2	—	—	—
		Options	—	—	1	2	—	—
CRJ 700	As of September 30, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
	As of March 31, 2007	Firm orders	3	—	—	—	—	—
		Options	—	—	—	—	—	—
CRJ 1000	As of September 30, 2007	Firm orders	—	1	3	4	—	—
		Options	—	—	—	—	4	4
	As of March 31, 2007	Firm orders	—	—	1	4	3	—
		Options	—	—	—	—	—	8
Emb 170	As of September 30, 2007	Firm orders	1	4	1	—	—	—
		Options	—	—	1	4	1	—
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
Emb 190	As of September 30, 2007	Firm orders	—	9	5	—	—	—
		Options	—	—	1	8	3	—
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—

23 RELATED PARTIES

During the six-months period ended September 30, 2007, relationships of the Group with its related parties have not changed significantly in terms of amounts and or scope, except the WAM (Amadeus GTD) transaction described in note 9.

24 SUBSEQUENT EVENTS

A strike of cabin crew of Air France company has occurred during October 2007. Total cost of this strike has been estimated by the management to € 60 million on the income from current operation and will be recorded in the third quarter 2007-08.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: November 23, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations